May 19, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc. (on behalf of ING RussellTM Large Cap Growth Index Portfolio)
(File No. 333-158413)

Dear Mr. Foor:

On May 12, 2009, we provided you with our responses to the staff’s comments on the Registration Statement filed on Form N-14 on April 3, 2009, on behalf of ING RussellTM Large Cap Growth Index Portfolio (the “Acquiring Portfolio”), a series of ING Variable Portfolios, Inc. (the “Registrant”), in connection with the proposed reorganization (the “Reorganization”) of ING Van Kampen Capital Growth Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”), a series of ING Investors Trust, with and into the Acquiring Portfolio.  This letter responds to further comments on the Registration Statement that you provided to us on May 14 and 15, 2009. Your comments and the Registrant’s responses are provided below.  In response to the comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed pursuant to Rule 485(b) under the Securities Act of 1933, on or about May 19, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

1)              Comment: Please disclose in the section titled “Board Considerations” that in determining that the proposed Reorganization is in the best interests of the Acquired Portfolio shareholders, the Board considered the costs of the portfolio transitioning prior to the consummation of the Reorganization.

Response: In response to this comment, one of the factors considered by the Board of Trustees of the Acquired Portfolio in recommending the proposed Reorganization has been revised as follows:

“the direct or indirect costs (including transition costs) to be incurred by each Portfolio and its respective shareholders in connection with the Reorganization; and”  [Emphasis added]

2)              Comment: In a disclosure that directs variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively, please disclose specifically that the underlying product prospectus or qualified plan documents include fee information for the purchases, exchanges and redemption of shares.

Response: The disclosure has been revised as follows:

“The purchase and redemption of shares of each Portfolio may be made by Separate Accounts of Participating Insurance Companies and by Plan Participants in a Qualified Plan; consequently, Variable Contract owners and Plan Participants should consult the underlying product prospectus or Qualified Plan documents, respectively, with respect to purchases, exchanges, ~~and~~ redemption of shares, and related fees;” [Emphasis added]

3)              Comment: Please disclose the tax consequences of a cash distribution by the Acquired Portfolio prior to the closing date of the Reorganization.

Response: The disclosure has been revised as follows:

“Prior to the Closing Date, Van Kampen Capital Growth Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date.  Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.  [Emphasis added]

4)              Comment:  In the table titled “Annual Portfolio Operating Expenses,” recoupment, if any, of each Portfolio should be included in the “Other Expenses,” instead of being included in “Waivers, Reimbursement, and Recoupment.”

Response: There is no recoupment amount for the Portfolios reflected in this fee table.  The caption “Waivers, Reimbursement, and Recoupment” has been revised to state “Waivers and Reimbursement.”

5)              Comment:  Item 3(a) of N-14 requires a fee table near the front of the prospectus that conforms to the requirements of Form N-1A.  The table on page 4 does not conform to Form N-1A and the later table titled “Annual Portfolio Operating Expenses” should be moved forward.

Response:  In response to your comment, the Registrant has added to the fee table on page 4 a prominent reference to the “Annual Portfolio Operating Expenses” table found on pages 17-18.

6)              Comment:  Move the section entitled “Portfolio Performance” on pages 12 and 13 and other sections on pages 14 and 15 to the pages after the table titled “Annual Portfolio Operating Expenses” on pages 17 - 19 pursuant to Item 3(a) of Form N-14.

Response:  In reiterating its previous response, the Registrant also notes that unlike Items 3(b) and 3(c), Item 3(a) does not mandate that the fee table be presented at a specific location or in a specific order.  Although not specifically required and without documented support, you express the view that the fee table be moved forward.  The Registrant respectfully declines to take this comment as it continues to believe that the organization of this Proxy Statement/Prospectus complies with the requirements and purpose of Form N-14.

7)              Comment: Item 3(a) of Form N-14 requires to include a fee table showing, among other things, the pro forma fees if different from the Acquiring Portfolio’s current fees.  The pro forma fees and the Acquiring Portfolio’s current fees are not different.

Response: The pro forma fees column in the table titled “Annual Portfolio Operating Expenses” has been deleted in response to this comment.

8)              Comment: Please disclose in the section titled “Voting Information” that the Registrant does not impose any requirement that a minimum percentage of variable contract owners and qualified plan participants need to give instructions on how to vote their shares.

Response: The disclosure has been revised as follows in response to this comment:

“The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolios.  The Qualified Plans and Participating Insurance Companies will vote the Van Kampen Capital Growth Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Van Kampen

Capital Growth Portfolio does not impose any requirement that a minimum percentage of voting instructions be received, before counting the Participating Insurance Companies and Qualified Plans as the Portfolio’s shareholders in determining whether a quorum is present.”  [Emphasis added]

9)              Comment: Please provide the required Tandy letter along with your response.

Response: The requested representation letter is attached.

10)        Comment: The Acquiring Portfolio was recently launched on May 1, 2009 and thus, at the closing of the Reorganization, would have a very short period of performance.  Meanwhile, the Acquired Portfolio commenced operations on May 1, 2002.  In light of the accounting guidance for mutual funds and the factors set forth in the North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please explain why it is appropriate for the Acquiring Portfolio to be the accounting survivor in the Reorganization.

Response:  We believe that the Acquiring Portfolio should be the accounting survivor in the Reorganization since the combined portfolio after the Reorganization (the “Combined Portfolio”) will more closely resemble the Acquiring Portfolio, compared to the Acquired Portfolio.

First, we note that while the Combined Portfolio will have the same investment adviser (ING Investments, LLC), sub-adviser (ING Investment Management Co.) and portfolio manager (Vincent Costa) as the Acquiring Portfolio, these investment adviser, sub-adviser and portfolio manager are different from those of the Acquired Portfolio, respectively.  As such, the track record of the portfolio management team in managing the Acquired Portfolio is irrelevant to the management of the Combined Portfolio as it will be managed by a different management team under different investment strategies and management style as discussed below.

The Acquiring Portfolio’s investment strategies and management style are notably different from those of the Acquired Portfolio, and the Acquiring Portfolio’s investment strategies and style will survive in the Combined Portfolio after the Reorganization.  The Acquired Portfolio seeks long-term capital appreciation, while the Acquiring Portfolio seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200 Growth Index.  The Acquired Portfolio is an actively managed fund and primarily invests in the equity securities of growth-oriented companies, while the Acquiring Portfolio is a passively managed index fund and primarily invests in equity securities of companies included in the Russell Top 200 Growth Index, convertible securities that are convertible into stocks included in the Russell Top 200 Growth Index, other derivatives whose economic returns are, by design, closely equivalent to the returns of the Russell Top 200 Growth Index, or its components and exchange-traded funds.  The Reorganization entails a significant change in the investment style for Acquired Portfolio’s shareholders — instead of investing in an actively managed fund, they will be investing in a passively managed index fund after the Reorganization.  As such, the Acquiring Portfolio should be the accounting survivor because, even though it is a relatively new fund, it best represents the investment strategies and style of the Combined Portfolio.

The Acquiring Portfolio should also be the accounting survivor based on the comparison of the Portfolios’ expense ratios and portfolio composition.  It is expected that the pro forma gross and net expense ratios of the Combined Portfolio will be the same as those of the Acquiring Portfolio.  Meanwhile, both gross and net expense ratios for all classes of the Acquiring Portfolio are lower than those of the Acquired Portfolio.  It is also expected that the Combined Portfolio’s portfolio composition will closely resemble the Acquiring Portfolio’s portfolio composition.

We also note that the Acquiring Portfolio has not been formed to “effect a business combination,” but rather for purposes of offering a distinct mutual fund.  See Statement of Financial Accounting Standards No. 141, paragraph 19.  The Reorganization is one of several proposed reorganizations of actively managed funds into passively managed index funds.  The ING family of funds has recently expanded its mutual fund offerings and made available a group of index funds.  For the reorganizations, the index funds are intended to provide current shareholders of the disappearing funds with investment options that have a greater potential for long-term viability.  The Acquired Portfolio was available as an investment option for variable contracts issued by ING-affiliated participating insurance companies, but effective May 1, 2009, is no longer available as an investment option under certain variable contracts.  The participating insurance companies that issued the variable contracts bear the investment risk for guarantees and benefits under those variable contracts and related riders.  Those participating insurance companies have informed the investment advisers to the ING funds and the Boards of the ING funds that they are seeking funds for their variable contract platform that could help reduce their potential investment risk or make it easier for them to hedge their investment risk.  In this context and in light of recent market conditions, the participating insurance companies removed certain actively managed funds, including the Acquired Portfolio, as investment options for certain variable contracts in the insurers’ product menu.  As a result, those funds have lost important sources of asset inflows, which is detrimental to their long-term viability.  In the meantime, the participating insurance companies have added the new passively managed index funds, including the Acquiring Portfolio, to their product menu.  The investment advisers to the ING funds believe and recommended the reorganizations on the basis that each index fund, including the Acquiring Portfolio, will be a prominent offering on the variable contract platform in the future and that each reorganization would help provide investors with a surviving fund with comparable risk/return characteristics at lower expenses and greater prospects for long-term viability.

For the reasons noted above, we believe that the Acquiring Portfolio should be the accounting survivor in the Reorganization.

*              *              *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Jutta M. Frankfurter at 202.261.3484.

Sincerely,

/s/ Hoang T. Pham

Hoang T. Pham

Attachments

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

May 19, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          ING Variable Portfolios, Inc. (on behalf of ING RussellTM Large Cap Growth Index Portfolio) (File No. 333-158413)

Dear Mr. Foor:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING RussellTM Large Cap Growth Index Portfolio on April 3, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•                  should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

cc:	Jeffrey S. Puretz
Dechert LLP